Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    CoolBrands plans to file its fiscal 2007 second quarter results for the three months ended February 28, 2007 on May 2, 2007

    TORONTO, April 20 /CNW/ - CoolBrands International Inc. ("CoolBrands")
(TSX: COB.A) today announced that it plans to issue its second quarter financial results and related management discussion and analysis for the three months ended February 28, 2007 on or about May 2, 2007.
    Under applicable Canadian securities laws, these financial statements and
MD&A were due to be filed on April 15, 2007. The delay in the filing is the result of the closure of the Company's subsidiary operations in Ronkonkoma,
New York on March 30, 2007 and the additional time required to complete the preparation of the financial statements at the Company's head office location in Markham, Ontario.
    Pending the filing of its quarterly financial statements and MD&A,
CoolBrands intends to satisfy the alternative information guidelines recommended by Ontario Securities Commission ("OSC") Policy 57-603 and
Canadian Securities Administrators ("CSA") Staff Notice 57-301.
    The Company expects that the Canadian securities regulators will continue the management cease trade order that is related to CoolBrands' securities against persons who have been directors, officers or insiders of CoolBrands.
Such order is currently in effect and does not generally affect the ability of persons who have not been directors, officers or insiders of CoolBrands to trade CoolBrands' securities.

    About CoolBrands International Inc.: CoolBrands manufactures, co-packs and sells ice cream and frozen snacks.

    Forward Looking Statements
    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding CoolBrands' financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate", "estimate", "expect", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in CoolBrands' products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, CoolBrands' relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. CoolBrands undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

    %SEDAR: 00003887E          %CIK: 0001005531

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.A.)

CO:  CoolBrands International Inc.

CNW 11:01e 20-APR-07